SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                            ----------------------
                                Amendment No. 1
                                      to
                                 SCHEDULE 13D
                  UNDER THE SECURITIES EXCHANGE ACT OF 1934

                            RecordLab Corporation
                         (f/k/a Midisoft Corporation)
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                               (Name of Issuer)

                     Common Stock, no par value per share
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                        (Title of Class of Securities)

                                 597413-10-3
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                                (CUSIP Number)

                            Walter H. Barandiaran
          405 Lexington Avenue, 54th floor, New York, New York 10174
                          Telephone: (212) 949-6262
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           (Name, Address and Telephone Number of Person Authorized
                    to Receive Notices and Communications)
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                              February 18, 2000
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           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP N0.: 597413-10-3
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1)    NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

            The Argentum Group
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2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) [ ]
                                                                  (b) [x]
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3)    SEC Use Only
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4)    SOURCE OF FUNDS                                       WC
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5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
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6)    CITIZENSHIP OR PLACE OF ORGANIZATION                  Delaware
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NUMBER OF         7)    SOLE VOTING POWER                   0*
SHARES            --------------------------------------------------------------
BENEFICIALLY      8)    SHARED VOTING POWER                 0
OWNED BY          --------------------------------------------------------------
EACH              9)    SOLE DISPOSITIVE POWER              0*
REPORTING         --------------------------------------------------------------
PERSON WITH    10)      SHARED DISPOSITIVE POWER            0
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11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                            0*
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12)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES                                        [ ]
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13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)   0%*
--------------------------------------------------------------------------------
14)   TYPE OF REPORTING PERSON                              PN
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* This Amendment No. 1 to the Reporting Persons' Schedule 13D is filed solely to report the expiration of the Option granted pursuant to the Letter of Intent described in Item 4 hereof, as a result of which, neither of the Reporting Persons beneficially owns any shares of the Issuer's common stock. See Item 5 hereof.

CUSIP NO.: 597413-10-3
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1)    NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

            Argentum Capital Partners II, L.P.
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2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) [ ]
                                                                  (b) [x]
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3)    SEC Use Only
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4)    SOURCE OF FUNDS                                       WC
--------------------------------------------------------------------------------
5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
--------------------------------------------------------------------------------
6)    CITIZENSHIP OR PLACE OF ORGANIZATION                  Delaware
--------------------------------------------------------------------------------
NUMBER OF         7)    SOLE VOTING POWER                   0*
SHARES            --------------------------------------------------------------
BENEFICIALLY      8)    SHARED VOTING POWER                 0
OWNED BY          --------------------------------------------------------------
EACH              9)    SOLE DISPOSITIVE POWER              0*
REPORTING         --------------------------------------------------------------
PERSON WITH    10)      SHARED DISPOSITIVE POWER            0
--------------------------------------------------------------------------------
11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                            0*
--------------------------------------------------------------------------------
12)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES                                        [ ]
--------------------------------------------------------------------------------
13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)   0%*
--------------------------------------------------------------------------------
14)   TYPE OF REPORTING PERSON                              PN
--------------------------------------------------------------------------------

* This Amendment No. 1 to the Reporting Persons' Schedule 13D is filed solely to report the expiration of the Option granted pursuant to the Letter of Intent described in Item 4 hereof, as a result of which, neither of the Reporting Persons beneficially owns any shares of the Issuer's common stock. See Item 5 hereof.

ITEM 1. SECURITY AND ISSUER

            Item 1 to the Reporting Persons' Schedule 13D filed on February 4, 2000 (the "Original Filing") is hereby incorporated herein by this reference. Capitalized terms used but not otherwise defined herein have the meaning given in the Original Filing.

ITEM 2. IDENTITY AND BACKGROUND

            Item 2 to the Original Filing is hereby incorporated herein by this reference.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

            Item 3 to the Original Filing is hereby deleted in entirety and amended to provide as follows:

            The Option expired on February 18, 2000 and no funds will be invested in the Issuer by either of the Filing Parties pursuant thereto.

ITEM 4. PURPOSE OF TRANSACTION

            Item 4 to the Original Filing is hereby deleted in entirety and amended to provide as follows:

            AG and the Issuer executed a Letter of Intent (the "Letter of Intent"), amended as of January 27, 2000, and February 1, 2000), relating to the proposed investment (the "Investment") by the Filing Parties and/or their managed funds and affiliates of 6,000 shares of Class A Convertible Preferred Stock ("Preferred Stock") of the Issuer and warrants ("Warrants" and together with the Preferred Stock, the "Securities") to purchase 750,000 shares of Common Stock of the Issuer (at an exercise price of $4.00 per share) for an aggregate purchase price of $6,000,000, subject to decrease and to increase as set forth therein.

            Pursuant to the Letter of Intent, the Issuer granted to the Filing Parties an option (the "Option") to purchase from 4,000 to 6,000 shares of Preferred Stock and from 500,000 to 750,000 Warrants for an aggregate purchase price for such Preferred Stock and Warrants of $4 million to $6 million at any time ending on the later to occur of February 18, 2000 or five days after approval of the Investment by the Issuer's stockholders, if required; provided, that if the Option were initially exercised for $4 million or more but less than $6 million, the Filing Parties would have had the additional option


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

to purchase the balance of such shares of Preferred Stock and Warrants up to an aggregate investment of $6 million at any time ending on the later to occur of February 28, 2000 or five days after approval of the Investment by the Issuer's stockholders, if required. If the Filing Parties had exercised the Option, the Warrants would have been exercisable at any time thereafter for a period of five years, and the Preferred Stock would have been convertible (initially at a conversion price of $2 per share), at any time at the holder's option, and, mandatorily, upon certain specified events.

            Neither of the Filing Parties exercised the Option, in whole or part, prior to its expiration on February 18, 2000.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER

            Item 5 to the Original Filing is hereby deleted in entirety and amended to provide as follows:

            As of the date of this Amendment, because the Option expired in entirety without being exercised in whole or part:

            (a) (i) neither of the Filing Parties may be deemed to beneficially own any Securities of the Issuer; and

                  (ii) none of the persons named in Item 2 to the Original Filing other than the Filing Parties may be deemed to have indirect beneficial ownership of any Securities of the Issuer.

            (b) (i) ACP II has no sole voting or dispositive power with respect to any shares of Common Stock; and none of AP II, AI, Barandiaran and Raynor has shared voting or dispositive power with respect to any shares of Common Stock as to which ACP II may have been deemed to have sole voting or dispositive power prior to expiration of the Option.

                  (ii) AG has no sole voting or dispositive power with respect to any shares of Common Stock; and none of WHB, DR, AP, Barandiaran or Raynor has shared voting or dispositive power with respect to any shares of Common Stock as to which AG may have been deemed to have sole voting or dispositive power prior to expiration of the Option.

            (c) None.

            (d) Not applicable.

            (e) Not applicable.


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

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIP WITH RESPECT TO SECURITIES OF THE ISSUER

            Item 6 to the Original Filing is hereby deleted in entirety and amended to provide as follows:

            Upon expiration of the Option, prior to its exercise in whole or part, all rights of the Filing Parties relating to the Option described in Item 6 to the Original Filing terminated.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

            Not applicable.

Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 18, 2000

                                    THE ARGENTUM GROUP

                                    By: WALTER H. BARANDIARAN, INC.,
                                          a General Partner


                                    By:/s/ Walter H. Barandiaran
                                       -------------------------
                                       Walter H. Barandiaran,
                                        President


                                    ARGENTUM CAPITAL PARTNERS II, L.P.

                                    By: ARGENTUM PARTNERS II, LLC,
                                          General Partner

                                    By: ARGENTUM INVESTMENTS LLC,
                                          Managing Member


                                    By:/s/ Walter H. Barandiaran
                                       -------------------------
                                       Walter H. Barandiaran,
                                        Managing Member


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